Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile Announces New Order from New Customer for SD7
Handsets for Use at Beaches and Waterfronts in California

Vancouver, BC – August 16, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that it delivered an order for its SD7 handsets to a new customer, the California Department of Parks and Recreation, for use at beaches and along waterfronts in the state.

Marc Seelenfreund, CEO of Siyata, commented, “We were pleased to deliver our highly innovative SD7 handsets to the state of California ahead of the busy Fourth of July holiday. The devices are being used by lifeguards and other parks and recreation professionals to help keep residents safe while enjoying California’s beaches, waterfronts and other outdoor spaces. Our ruggedized devices are well-suited for outdoor conditions and enable users to remain reliably connected across vast areas serviced by the parks and rec department.”

Bryan Etnyre, Public Safety Superintendent, CA State Parks, Orange Coast District, added, “This summer, California State Park Lifeguards in Orange County, CA began using FirstNet’s push-to-talk network using Siyata SD7 devices. 75 total devices were deployed allowing each lifeguard on the beach to effectively communicate with dispatch, patrol units, rescue vessels, and one another. The talk group layout allowed for greater situational awareness than one-to-one calling, and ultimately improved operations. Overall, the Siyata devices on the FirstNet network are a cost effective, easily scalable, and robust replacement for our existing Lifeguard tower communications system.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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